

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

December 14, 2015

Via Personal Delivery

Mr. Matthew Boyle
President and CEO
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

Re: Notice of Intent to Nominate Director at the Company's 2016 Annual Meeting of Stockholders

Dear Mr. Boyle:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Sevcon, Inc. (the "Company") that it intends to nominate Matthew Goldfarb as a nominee for election as a director to the Board of Directors of Sevcon, Inc. at the Company's 2016 Annual Meeting of Stockholders.

In accordance with the Company's By-Laws we provide the following information concerning Mr. Matthew Goldfarb

1. The nominee's name, age, principal occupation and employer.

   Matthew Goldfarb, 44. Chief Restructuring Officer & Acting Chief Executive Officer, Cline Mining Corporation (December 2013 – Present).

2. The nominee's business address and residential address. Telephone number.

   Business: 47 Colborne Street, Toronto, Ontario, Canada, M5E 1E3. (917) 644-0051.

   Residential: (Provided to Issuer)

3. A biographical profile of the nominee, including educational background and business and professional experience.

   Mr. Goldfarb (44) currently serves as Chief Restructuring Officer and Acting Chief Executive Officer of Cline Mining Corporation, a Canadian mining company whose primary asset is the New Elk coking coal mine in southern Colorado. Mr. Goldfarb also serves on the company's board. Since July 2015 Mr. Goldfarb has served on the Board of Directors of The Pep Boys – Manny, Moe & Jack (NYSE: PBY). Prior to his position with Cline Mining, Mr. Goldfarb served as Chief Executive Officer of Xinergy Ltd. (TSX:

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

XRG), a Central Appalachian coal producer, having previously served as its Vice Chairman and lead independent director since its IPO in December 2009 through November 2013. From January 2009 until January 2010, Mr. Goldfarb managed a leveraged loan trading business at Pali Capital, Inc., a boutique investment banking firm. Previously, Mr. Goldfarb was a Director and Senior Investment Analyst of The Blackstone Group/GSO Capital Partners from 2007-2008 and a Director and Senior Investment Analyst at Pirate Capital LLC, an event-driven hedge fund, from 2005-2006. Prior to that, Mr. Goldfarb was with Icahn Associates Corp. for approximately five years and prior to his tenure with Icahn, was associated with the law firm of Schulte Roth & Zabel LLP. Mr. Goldfarb has previously served on the boards of directors of Huntingdon Capital Corp. (2013 – 2014), Fisher Communications, Inc. (2011 – 2013), CKE Restaurants, Inc., and James River Coal Company. Mr. Goldfarb graduated from the University of Wisconsin, with a Bachelor of Arts in Economics, and received a J.D. from Fordham University School of Law.

GAMCO believes that Mr. Goldfarb qualifications to serve on the Board of Directors include his vast investing experience, his experience with commercial and corporate law as well as his extensive record of service on the boards of several public companies. GAMCO believes Mr. Goldfarb brings extensive executive and investment experience and GAMCO strongly supports the nomination of Mr. Goldfarb for election to the Board of Directors of the Company at its 2016 Annual Meeting of Stockholders.

A copy of Mr. Goldfarb's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent.

   We are advised that no business relationship exists between Mr. Goldfarb and the Company, directly or indirectly, and that Mr. Goldfarb would qualify as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

   At present, Mr. Goldfarb does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules; and

2



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Goldfarb's written consent letter is enclosed (Exhibit B).*

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   > *GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.*

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

   > *GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.*

   > *GAMCO Asset Management Inc. / One Corporate Center, Rye, NY, 10580.*

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   > *As of December 14, 2015, GAMCO was the beneficial owner of 617,902 shares of the Company's common stock, representing 16.73% of the outstanding shares of the common stock. As of December 14, 2015 GAMCO was also the beneficial owner of 119,224 shares of the Company's Series A Convertible Preferred Stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated August 10, 2015, is enclosed (Exhibit C).*

   > *As of December 14, 2015, GAMCO was the record owner of a share of the Company's common stock, representing 0.00% of the outstanding shares of the common stock.*

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules.


GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

There are no arrangements or understanding between GAMCO and Mr. Goldfarb or others pursuant to which Mr. Goldfarb is being nominated by GAMCO.

GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 18.70% of the common stock of The Pep Boys – Manny, Moe & Jack, for which Mr. Goldfarb serves as a director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

GAMCO may determine to deliver a proxy statement and form of proxy.

GAMCO and the nominee agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Sevcon, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Stockholders in person or by proxy to nominate Mr. Goldfarb to serve as a director of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
General Counsel

Enclosures

4

EXHIBIT A – Mr. Goldfarb's Biographical Sketch (Document Provided to Issuer)

EXHIBIT B

December 14, 2015

Mr. Matthew Boyle
President and CEO
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

Re: Director Nomination

Dear Mr. Boyle:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Sevcon, Inc. ("Sevcon"). I hereby consent to being named as a nominee in Sevcon's proxy statement for its 2016 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,



Matthew Goldfarb

EXHIBIT C – Amendment Number 38 to Schedule 13D, Filed On August 25, 2015 (Complete Filing Available on EDGAR)